# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AvaWatz Company
14681 Midway Rd, Ste 200
Addison, Texas 75001
https://avawatz.com/

Up to $4,203,440.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** AvaWatz Company
**Address:** 14681 Midway Rd, Ste 200, Addison, Texas 75001
**State of Incorporation:** TX
**Date Incorporated:** February 13, 2019

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 2,500 shares of Common Stock
**Offering Maximum:** $4,203,440.00 | 1,050,860 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $4.00
**Minimum Investment Amount (per investor):** $400.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives & Bonuses***

**Loyalty Bonus:** Previous investors of AvaWatz will receive additional 10% bonus shares.

**Time-Based:**

Friends and Family Super Early Birds

Invest within the first 2 weeks and receive 20% bonus shares.

Friends and Family Early Birds

Invest within the first 4 weeks and receive 18% bonus shares.

Ultra Early Bird Bonus

Invest within the first 6 weeks and receive 16% bonus shares.

Super Early Bird Bonus

Invest within the first 8 weeks and receive 14% bonus shares.

Platinum Bonus

Invest within the first 10 weeks and receive 12% bonus shares.

Gold Bonus

Invest within the first 12 weeks and receive 10% bonus shares.

<u>Amount-Based:</u>

$1,000+ | Tier 1

Receive 2% bonus shares.

$5,000+ | Tier 2

Receive 10% bonus shares.

$10,000+ | Tier 3

Receive 15% bonus shares.

$20,000+ | Tier 4

Receive 20% bonus shares + a call with the Founding Team.

$25,000+ | Tier 5

Receive 25% bonus shares + a call with Founding Team

$50,000+ | Tier 6

Receive 30% bonus shares + a call with Founding Team

<u>The 10% StartEngine Owners' Bonus</u>

AvaWatz Company will offer 10% additional bonus shares for all investments that are

committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

## The Company and its Business

*Company Overview*

AvaWatz Company ("AvaWatz") is a corporation organized under the laws of the state of Texas that builds intelligent software enabling teams of mobile robots to perform airfield flightline operations that are currently labor-intensive and inefficient, such as finding and removing hazardous debris from runways and taxiways. The autonomous teams consist of aerial drones to detect debris and ground-based robots to verify and remove the objects.

The company's business model consists of subscription services (SaaS) focused on airfield flightline operations. Our services benefit commercial, private airports across the world and US military.

Top reasons to invest:

1. AvaWatz is early to a new market with a mature offering. Airport modernization is an international objective driving the opportunity. AvaWatz has explored the market and identified early adopters and influencers.

2. The underlying intelligent real-time detect-decide-act teaming architecture can be extended to many other application spaces – outdoor and indoor, air, land, sea, and undersea, government and civilian.

3. The system is hardware-agnostic, scalable, and follows established and emerging standards. It will not become obsolete; it will benefit from advances in sensing and computing technology.

4. Experienced leadership team.

AvaWatz previously operated as a general partnership formed in the state of Massachusetts in 2018. It converted into a Texas corporation on Feb. 13, 2019.

AvaWatz has developed intellectual property that is held as trade secrets and copyrights currently.

*Competitors and Industry*

**Industry**

The global Robot-as-a-Service (RaaS) market was valued at $12.6 billion in 2020 and is expected to grow beyond $41.3 billion by 2028, CAGR of 15.9% is expected during the forecast period 2021 - 2028. (Source: Coherent Market Insights (CMI))

The global smart airports market is growing at 10.7% CAGR and is expected to reach $25.09 billion by 2025. (Source: Grand View Research)

The global ground transit market is anticipated to reach $634.99 billion in 2025 at a CAGR of 8%. (Source: Research and Markets)

**Competitors**

AvaWatz is in the service robots industry. The International Organization for Standardization defines a “service robot” as a robot “that performs useful tasks for humans or equipment excluding industrial automation applications.”

Service robots typically perform tasks that are tedious, tiring, or dangerous for humans. Indirect competitors in this industry are Locus Robotics, InVia Robotics in warehouse operation, Badger Technologies in retail inventory, or Savioke for indoor delivery-hospitality. There are drone manufacturers such as DJI, Parrot, Skydio, and ground robot manufacturers such as Boston Dynamics who would be better partners than competitors.

AvaWatz started out to build robots for airfield flightline operations, and we realized that we could solve the customer’s problem better and more completely by using robots that work together to do different parts of the task, with some robots optimized for finding debris and others optimized for disposing of the debris. This focus on building teams of robots with different capabilities to perform complex tasks is what sets us apart from others in the industry.

*Current Stage and Roadmap*

**Current Stage**

The product's prototypes were released to US Air Force from November 2019 through August 2020. The next level prototypes were released to the US Air Force from December 2020 through October 2021. The surveillance versions of the product were released to US Air Force in January 2020, the Department of Homeland Security (DHS) in November 2020. In May 2022 we released the 1st version for the Ground Robotic vehicle Tethered to an unmanned aerial vehicle (Te-UAV) to the US Army. From September 2022 we began pilot testing at few regional airports for product-market-fit analysis and solution engineering.

### Future Roadmap

The Company's efforts for the next few years will be to increase the traction with public sector sales and target US regional and commercial airports.

We have several new products planned for next year, including 360 degree vision and perception for team tasking 1st release (May 2023), Human-animal-vehicle and other activities in operational environments 2nd release (October 2023), and advanced decision-action sharing within the networked robotic agents 2nd release (December 2023).

## The Team

### Officers and Directors

**Name:** Rajini Anachi

Rajini Anachi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and President
  **Dates of Service:** February, 2019 - Present
  **Responsibilities:** The primary responsibilities of this role include company vision and execution. Rajini has a salary of $200k and also retains an interest of 75% in the company.

**Name:** Bala Jana

Bala Jana's current primary role is with Texas Instruments. Bala Jana currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President, Treasurer, and Secretary
  **Dates of Service:** February, 2019 - Present
  **Responsibilities:** The primary responsibilities of this role include the Board of Directors and operation strategy. Bala does not have a salary but retains an interest of 8.3% in the company.

Other business experience in the past three years:

- **Employer:** Texas Instruments
  **Title:** Data architect
  **Dates of Service:** January, 2022 - Present
  **Responsibilities:** Bala Jana's current primary role is with TX Instruments. Bala Jana currently services 4 hours per week in their role with the Issuer.

Other business experience in the past three years:

- **Employer:** TCS
  **Title:** IT Analyst
  **Dates of Service:** September, 2020 - December, 2021
  **Responsibilities:** Database Architecture

Other business experience in the past three years:

- **Employer:** Refinitiv US LLC
  **Title:** Sr Database Reliability Engineer
  **Dates of Service:** September, 2019 - August, 2020
  **Responsibilities:** Database Architecture

Other business experience in the past three years:

- **Employer:** Zipcar
  **Title:** Principal Database Administrator - Team Lead
  **Dates of Service:** October, 2015 - June, 2019
  **Responsibilities:** Database Architecture

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to 4,311,882 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best

interest of the Company and its stockholders.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that HAYA is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AvaWatz or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Avawatz could harm our reputation and materially negatively impact our financial condition and business.

*The amount raised in this offering may include investments from officers and directors of the company.*
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Specifically, Samyukta Jana and Narendra Jana, Bala Jana's daughter and son, plan to invest $20,000 and $5,000, respectively, in the Company's current Reg CF offering once the Company has reached its minimum funding goal.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Rajini Anachi | 14,458,500 | Common Stock | 73.21% |

## The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,050,860 of Common Stock.

*Common Stock*

The amount of security authorized is 30,000,000 with a total of 19,750,303 outstanding.

*Voting Rights*

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

*Material Rights*

The total amount outstanding includes 2,983,055 shares to be issued pursuant to stock options, reserved but unissued.

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Preferred Stock*

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

*Voting Rights*

Voting rights will be determined by the Board when a series of Preferred Stock is authorized.

*Material Rights*

There are no material rights associated with Preferred Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.<br>If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $796,556.50
  **Number of Securities Sold:** 309,032
  **Use of proceeds:** Sales & Marketing, Product development
  **Date:** October 28, 2022
  **Offering exemption relied upon:** Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

REVENUE

Revenue for year 2021 was $757,681 about flat compared to year 2020 revenue of $814,309. As a result of continued performance on contracts with the U.S. Government and its agencies.

COST OF REVENUE

Cost of revenue in 2021 was $416,855 an increase of $45,296, from costs of $371,559 in year 2020.

The increase was largely due to an increase in labor-related costs.

GROSS PROFIT

2021 gross profit decreased $101,924 from 2020. The decrease was caused by the $56,628 decrease in revenue with a corresponding $45,296 increase in cost of sales. Gross profit as a percentage of revenue was 45% in 2021 compared to 54% in year 2020.

EXPENSES

Operating expenses, consisting of fringe benefits, facilities and general and administrative costs decreased to $266,696 for year 2021 from $407,411 in year 2020. The decrease in expenses was due to expense reduction efficiencies.

**Historical results and cash flows:**

The Company is currently in the research and development and initial production stage and revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenue has been generated from R&D contracts. Cash flow from these types of contracts is estimated to be approximately the same. However, the capital raised will enable commercialization. Past cash was primarily generated through revenues from R&D contracts. Our goal is to include R&D product customization contracts to accelerate market traction and cash flows. Cash will be used in product maturation, marketing, and sales to generate larger multiples of revenue within the next few years.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of November 30, 2022, the Company has capital resources available in the amount $458,980 cash on hand. The Company has available a $200,000 line of credit with Chase Bank, Plano, TX. This line of credit currently has an outstanding balance of $-0-.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds from this campaign are critical to our Company operations. These funds are required to support product services, R&D, marketing, and sales.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $60K for expenses related to salaries (R&D and Sales) totaling $500k and other expenses (G&A, Benefits and Marketing) totaling $220K.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 36 months. This is based on a current monthly burn rate of $120K for expenses related to salaries (R&D and Sales) totaling $3,024K and other expenses (G&A, Benefits and Marketing) totaling $1,296K.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources of capital. A $200,000 line of credit was approved.

## Indebtedness

- **Creditor:** BMW of Dallas
  **Amount Owed:** $25,709.00
  **Interest Rate:** 0.9%
  **Maturity Date:** March 01, 2023

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $79,001,212.00

**Valuation Details:**

AvaWatz Company set its pre-money valuation based on the following factors:

**(1) Management and Previous Startup Successes**

Rajini Anachi has successfully managed the development and go-to-market strategies of hightech products and built businesses from ideation to M&A. She founded mZeal/CyGlass a cybersecurity company, which was sold to Nominet, UK in 2019/20. The current management team consists of: J.R. May, Business Development & Sales, and John McKendry, Product Development, who have worked with Anachi previously at mZeal/CyGlass. New members added to management in 2022: Rishabh Iyer, AI Research Advisor & Coordinator, and Walter Rawle, Sensors, AI & Autonomous Systems SME bring deep technical expertise for product platform R&D. Neal Wadhwani, Sales & Marketing Advisor provides new sales & market insights and lessons learned from Microsoft, Adobe and Mongo DB.

**(2) Increased Sales Pipeline and revenue prospects**

The management team worked strategically on increasing the sales pipeline to over $13M in the past 6 months and continuing to build tractions within the US defense organizations, the department of homeland security (DHS), and the private sector regional airports. *Please note these are proposals and not final contracts.*

10x projected revenue is one metric used for the valuation and then adjusted it to $79 million for prevailing market conditions.

• AvaWatz is partnered with Booz Allen Hamilton on the Maturation of Grounded Aided Target Acquisition (MoGATA) and the value of Avawatz subcontract is $7.47 million as detailed in the cost proposal.

• Six other proposals have been submitted as prime contractors.

**(3) Product Maturity and Intellectual Property**

The management team has pushed the product platform development to enable selling of different functional services to customers. The current version 3 is a stable production release. Product development included enhancing the intellectual property in several areas, including i. Patents that are being written for filing during Q1 2023; ii. Tradecrafts; iii. Copywrite protected material.

**(4) Comparison to the Valuation of Competitors**

AvaWatz is building intelligent robot teams that share information for autonomous decision-making to perform cooperative tasks. We considered a comparative analysis

of competitors at the stage of development and the size we are in as well as their current valuations of $1+ billion. Information on Locus Robotics (detailed analysis), Skydio, and Boston Dynamics are listed below with URLs. Our competitive advantage is networked autonomy and tasking in cloud-connected/disconnected, day/night operations in austere conditions.

https://www.crunchbase.com/organization/locus-robotics/company_financials

https://craft.co/locus-robotics/metrics

https://craft.co/skydio/funding-rounds

https://www.builtinboston.com/2021/06/21/hyundai-acquires-boston-dynamics-1b-valuation-hiring

(3) Since our prior offering, we have increased our sales pipeline, our product has matured and our IP has increased.

### Disclaimers

AvaWatz set its valuation internally, without a formal independent third-party valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEnging Service Fees*
  53.5%
  Fees for certain services provided by StartEngine

- *Marketing*
  41.0%
  We will use 41% of the funds for marketing, capital raise campaigns, sales materials as well ad space in traditional and digital marketing programs.

If we raise the over allotment amount of $4,203,440.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  31.5%

We will use 31.5% of the funds for marketing, capital raise campaigns, sales materials as well ad space in traditional and digital marketing programs.

- *Research & Development*
  31.5%
  We will use 31.5% of the funds raised for customer research, new product development, market testing and to mature the current product for a commercial/private sector offering.
- *Company Employment*
  31.5%
  We will use 31.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://avawatz.com/ (https://avawatz.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/avawatz

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AvaWatz Company

*[See attached]*

# AVAWATZ COMPANY

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Audited)*

*(Expressed in United States Dollars)*

## INDEX TO FINANCIAL STATEMENTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

## Opinion

We have audited the financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

October 31, 2022
Los Angeles, California

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 292,359 | $ | 329,509 |
| Accounts receivable, net | | 75,000 | | - |
| Prepaids and other current assets | | - | | - |
| **Total current assets** | | **367,359** | | **329,509** |
| | | | | |
| Property and equipment, net | | 75,731 | | 93,257 |
| Intangible assets, net | | 599 | | 1,797 |
| Deferred Tax Assets | | 2,000 | | - |
| **Total assets** | **$** | **445,689** | **$** | **424,563** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 5,200 | $ | 7,046 |
| Credit Card | | 4,912 | | 4,909 |
| Current portion of loan | | 21,520 | | 21,660 |
| Deferred revenue | | 100,000 | | 150,000 |
| Other current liabilities | | 142,178 | | 113,711 |
| **Total current liabilities** | | **273,810** | | **297,326** |
| | | | | |
| Long term debt less current maturities | | 4,189 | | 25,376 |
| **Total liabilities** | **$** | **277,999** | **$** | **322,702** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 10 | | 5 |
| Additional Paid In Capital | | 1,495 | | 1,495 |
| Retained earnings/(Accumulated Deficit) | | 166,185 | | 100,361 |
| | | | | |
| **Total stockholders' equity** | | **167,690** | | **101,861** |
| | | | | |
| **Total liabilities and members' equity** | **$** | **445,689** | **$** | **424,563** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 757,681 | $ 814,309 |
| Cost of goods sold | 416,855 | 371,559 |
| Gross profit | 340,826 | 442,750 |
| | | |
| Operating expenses | | |
| General and administrative | 266,696 | 407,411 |
| Total operating expenses | 266,696 | 407,411 |
| | | |
| Operating income/(loss) | 74,130 | 35,339 |
| | | |
| Interest expense | 335 | 184 |
| Other Loss/(Income) | (29) | 15,356 |
| Income/(Loss) before provision for income taxes | 73,824 | 19,799 |
| Provision/(Benefit) for income taxes | 8,000 | - |
| | | |
| **Net income/(Net Loss)** | **$ 65,824** | **$ 19,799** |

*See accompanying notes to financial statements.*

## AVAWATZ COMPANY
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**For Fiscal Year Ended December 31, 2021**

| (USD $ in Dollars, except per share data) | Common Stock Shares | Common Stock Amount | Additional Paid in Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance—December 31, 2019** | **5,000** | **$ 5** | **$ 1,495** | **$ 80,562** | **$ 82,062** |
| Issuance of Common Stock | - | - | - | - | - |
| Net income/(loss) | - | - | - | 19,799 | 19,799 |
| **Balance—December 31, 2020** | 5,000 | $ 5 | $ 1,495 | $ 100,361 | **$ 101,861** |
| Issuance of Common Stock | 5,000 | 5 | - | - | 5 |
| Net income/(loss) | - | - | - | 65,824 | 65,824 |
| **Balance—December 31, 2021** | **10,000** | **$ 10** | **$ 1,495** | **$ 166,185** | **$ 167,690** |

*See accompanying notes to financial statements.*

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | 65,824 | $ | 19,799 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation and amortization | | 18,724 | | 13,387 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable, net | | (75,000) | | - |
| Accounts payable | | (1,846) | | 7,046 |
| Prepaid expenses and other current assets | | - | | 1,233 |
| Credit Cards | | 3 | | 3,023 |
| Deferred revenue | | (50,000) | | 19,274 |
| Other current liabilities | | 28,467 | | 92,173 |
| Deferred Tax Assets | | (2,000) | | - |
| **Net cash provided/(used) by operating activities** | | **(15,828)** | | **155,935** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | - | | (8,990) |
| **Net cash used in investing activities** | | **-** | | **(8,990)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Common Stock | | 5 | | - |
| Repayment of Long-term debt | | (21,327) | | (17,039) |
| **Net cash provided/(used) by financing activities** | | **(21,322)** | | **(17,039)** |
| | | | | |
| Change in cash | | (37,150) | | 129,906 |
| Cash—beginning of year | | 329,509 | | 199,603 |
| **Cash—end of year** | **$** | **292,359** | **$** | **329,509** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 335 | $ | 184 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Conversion of debt into equity | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas.

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

***Level 1*** – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

***Level 2*** – Include other inputs that are directly or indirectly observable in the marketplace.

***Level 3*** – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $42,359 and $79,509, respectively.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Computer equipment | 5 years |
| Vehicles | 7 years |
| Furnitures and fixtures | 7 years |

**Intangible Assets**

Intangibles include software that is amortized over the period of three years.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its multiple solutions services including clinical, military, and business decision support to customers.

**Cost of sales**

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

**Income Taxes**

For the year end December 31, 2020, and for the period from January 1, 2021 to September 30, 2021, the Company was an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their

respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

On October 1, 2021, the Company revoked the S corporation status for income tax purposes. For the period from October 1, 2021 to December 31, 2021, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The differences relate primarily to depreciable assets and current year accruals. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 31, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result,

after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Accrued expenses | 126,114 | 103,476 |
| Tax Payable | 10,000 | - |
| Payroll liabilities | 6,064 | 10,235 |
| **Total Other Current Liabilities** | **142,178** | **113,711** |

## 4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of software that is amortized over the period of three years.

Amortization expenses for software for both the fiscal years ended December 31, 2021 and 2020 amounted to $1,198.

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Computer equipment | $ 34,465 | $ 34,465 |
| Furnitures and fixtures | 5,337 | 5,337 |
| Vehicles | 69,072 | 69,072 |
| **Property and Equipment, at Cost** | **108,874** | **108,874** |
| Accumulated depreciation | (33,143) | (15,617) |
| | | |
| **Property and Equipment, Net** | **$ 75,731** | **$ 93,257** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $17,526 and $12,189, respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value common stock. As of December 31, 2021, and December 31, 2020, 10,000 shares and 5,000 shares have been issued and are outstanding, respectively.

**Preferred stock**

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value preferred stock. As of December 31, 2021, and December 31, 2020, no preferred shares have been issued and are outstanding.

## 7. DEBT

**Promissory Notes & Loans**

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | For the Year Ended December 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Finance chargre | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| BMW of Dallas -Vehicle Loan | $ 64,072 | $ 915 | 7/20/2020 | 3/1/2023 | $ 21,520 | $ 4,189 | $ 25,709 | $ 21,660 | $ 25,376 | $ 47,036 |
| **Total** | | | | | **$ 21,520** | **$ 4,189** | **$ 25,709** | **$ 21,660** | **$ 25,376** | **$ 47,036** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 21,520 |
| 2023 | 4,189 |
| 2024 | - |
| Thereafter | - |
| **Total** | **$ 25,709** |

## 8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

## 9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| As of Year Ended December 31, | | 2021 |
|---|---|---|
| | | |
| Current: | | |
| Federal, state, and local | $ | 10,000 |
| Foreign | | - |
| **Total** | | **10,000** |
| | | |
| Deferred | | |
| Federal, state, and local | | (2,000) |
| Foreign | | - |
| Total non-current expense (benefit) | | (2,000) |
| | | |
| **Total** | **$** | **8,000** |

Deferred tax assets (liabilities) comprised the following:

| As of Year Ended December 31, | | 2021 |
|---|---|---|
| Deferred Tax Assets: | | |
| Accrued expenses | $ | 10,700 |
| Deferred Tax Liabilities: | | |
| Depreciation | | (8,700) |
| **Total** | **$** | **2,000** |

Since the Company has positive income and it expects to continue operating positively and no valuation allowance has been applied against deferred tax assets.

## 10. COMMITMENTS AND CONTINGENCIES

**Operating leases**

On April 15, 2019, the Company entered into a membership lease agreement with The DallasEC DBA The Addison Treehouse, for an office space located in Addison, Texas. The lease terms are on a on month-to-month basis. Rent expenses were in the amount of $11,016 and $19,764 as of December 31, 2021, and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through October 31, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Transforming Robots into Cooperative Teams with AI

## INVEST IN AVAWATZ TODAY!

AvaWatz uses decision intelligence to make robots collaborate. Our platform transforms robots into teams of 'cobots' that help companies get more done, faster, without compromising quality or safety. Our cobot solution helps companies track dangerous debris...

Show more


*Images are computer generated demo versions. Product is still currently under development
ROBOT TEAMS
accomplish more faster and safer
AVAWATZ

## REASONS TO INVEST

- AvaWatz has early market adoption in the rapidly growing Collaborative Robotic market, that is predicted to reach almost $2 trillion by 2030* with a CAGR of 12.3% from 2021-2030.
- Avawatz previously raised over $800K through StartEngine. That support and our $2M Department Of Defense contract helped us prototype V3 of our beta product, which has been deployed for use with the US Air Force and is under pilot testing at 4 regional airports.
- Demand for robotic labor grew 22% in 2022.* We're positioned to help companies meet, and exceed, new and growing demands with cooperative cobot teams.

*Market statistic provided by GlobeNewswire (source)

## SINCE OUR LAST RAISE WE'VE...


Implemented new functionality in our product platform

## We Make Robots Cooperate | Here's Why

**AvaWatz's platform makes autonomous air and ground robotic teams coordinate to help companies do more, faster, and more affordably without compromising quality and safety.** More simply put, we get robots to work together. Working together, cobots shoulder the burden of tedious, repetitive, and unsafe tasks. AvaWatz's platform transforms groups of machines into **decision-intelligence teams of "Cobots."** Our platform enables robots to handle complex, multi-step assignments with ease.


Accomplish more, faster, and safer
person 0.73

Avawatz's first market vertical is in the airfield space. There, our platform uses camera and airborne sensors on drones **to identify potential debris hazards for removal**. The drones' sensors identify potential hazards, then transmit the coordinates to the ground crew ( future service packages will include ground-based retrieval robots) that quickly locate and remove the debris-providing a significant increase in speed. Here's how.


1
Facilitator in the field prepares the drone for takeoff.
2
Autonomous drone scans for FOD (Foreign Object Debris) over designated areas.
3
AvaWatz AI System identifies potential issues and pings coordinates to ground crew for retrieval.*

**Later iterations of our service packages will include autonomous retrieval via ground-level robots.*

AvaWatz's first market vertical is in the airfield operations space. Our platform uses the drone's internal airborne sensors and camera **to identify potential debris hazards for removal**. The drones' then transmit the coordinates to the ground crew (future service packages will include ground-based retrieval robots) that quickly locate and remove the debris-providing a significant increase in speed. Here's how.

Currently it takes a ground crew up to two hours, on average, to detect and remove airfield debris. We are continuously working on reducing the total time to clear a runway to 15-20 minutes with cobot teams - allowing airfields to schedule more landings resulting in increased profits.



**Drones shown in video are pre-market prototypes and not currently available on the market.*

**"Robot" as a Service (RaaS) is a platform** with broad applications. Airfields are one of **many opportunities across industrial sectors**. Our next steps involve integration and adoptions in the ground transit and surveillance markets.

THE PROBLEM

## Companies Face Growing Demands For Productivity | Cobots Can Help

Demands for productivity, output, and fully booked schedules are growing. Customers expect products to arrive faster. Meeting this demand means delegating repetitive, time-sensitive, and high-stress responsibilities to already overwhelmed workers. This is where Avawatz can help. Our platform shifts challenges from overworked laborers to non-tiring teams of cobots. Cobot teams alleviate danger in error-prone environments, lower significant safety challenges for work sites, and increase profits.


Demands for productivity, output, and busier schedules are growing

Our results can be seen on display in airports and with airfield regulators. The airfield space requires consistent and daily inspections of runways. They need to identify hazards or debris for swift removal. Debris includes tire fragments, metal shards, and all foreign objects could result in a catastrophic accident if missed.


Cost of Damage Caused by
Foreign Object Debris (FOD)
$4 BILLION
ANNUALLY
FOD
98.58%

(source)

With loss of life at stake (source), it's clear these tasks need automation. Today's robotics can't meet these demands. They are limited to single, focused tasks they were built for. Our platform lets robots perform complex and nuanced tasks, safely and efficiently. Here's how...

THE SOLUTION

## Cobots Solve Complex Problems Through Teamwork

*'Talent wins games. But teamwork wins championships.'*

***-Michael Jordan***

The AvaWatz platform helps air and ground robots work together. Our platform creates cobot teams who can **execute complex tasks**, in challenging environments, **through real-time collaboration**. Our software, preinstalled for the specific mission, implements a Detect-Decide-Act cycle to resolve challenges accurately. We do this by integrating team navigation, computer vision, information sharing, and group decision-making.


NOT FOD
FOD
Utilizing air and ground cobot teams to detect and retrieve hazardous debris
FOD
97.29%

While our pilot prototype detects and retrieves hazardous debris from airport runways and taxiways, our AI platform can be applied to an expansive spectrum of tasks across various industries.

### Future Usage Applications May Include


Large-Scale Railroad Inspection
Infrastructure Repair Surveying
Endangered Species Monitoring

AvaWatz's business model is simple. We use a **recurring revenue subscription model**. Our offer is structured for one- to three-year contracts. Contracts include levels of tiered support so customers can find the right fit for their need accelerating adoption. To ensure ease of onboarding we've included operator training, support, and system updates for all our services.

Collaboration is our core product and core company value. Investing in our community is key for AvaWatz. That's why a portion of our revenue is donated to support efforts for debris pick-up along our coastlines.

THE MARKET

## We Plan To Help Companies Meet The $634 Billion Demand For Solutions Coming By 2026

AvaWatz is a early adapter to this need positioning them in the rapidly growing Collaborative Robotics market, that is predicted to reach almost $2 trillion by 2030* with a CAGR of 12.3% from 2021-2030 (source). Early market demand for smart airports, ground transit assets, and surveillance total $634 Billion by 2026 (source, source).

The growing spend for robotic teams shows a demand for autonomous mobile robots, artificial intelligence, and cloud computing. This growth in demand is our opportunity as adoption and application was accelerated by the pandemic (source).


$74.1B
Global Robotics Market by 2026
$634B
Global Ground Transit Market by 2025
$1990.2B
Collaborative Robotic Market by 2030

(source / source / source)

AvaWatz has a unique advantage for early market adoption that traditional competitors don't. Our advantage? We make hardware developers' robots better. We make robots into cooperative teams through software, something hardware suppliers don't do. Our platform will make traditional competition into raving advocates. The reason why?

AvaWatz's platform allows robotics producers to provide more value to their customers without increasing production costs. Our focus on driving **collaboration between multiple robots.** We add value to companies producing robots by increasing customer retention, satisfaction, and in-industry referrals. This applies to all robotic manufacturers from drones, autonomous vehicles, assembly line solutions, and more.

OUR TRACTION

## We Are Market Ready | Prototyped & Commercial Application Approved

**The AvaWatz platform is fully prototyped** and pilot-tested for operational environments. IE- we are ready for launch. There were three phases of prototypes released to the U.S. Air Force over the last two and half years. These prototypes include surveillance versions which were also contracted out to the Department of Homeland Security (DHS). In 2022 we began to work on the early versions for the combined air and ground robotic vehicles. These prototypes were released to the US Army.



Fully prototyped and pilot-tested
Released three phases of prototypes to the U.S. Air Force over the last two and half years
Released protytpes for the combined air and ground robotic vehicles to the U.S. Army in 2022

Our **ongoing product R&D** with our U.S. Air Force, Army and DHS establishes our credibility for meeting our customers' needs. It also helps customers confidently and quickly adopt our platform. Our DoD contracts also prepared us to meet unique and challenging operational requirements companies need when using our solution.



22.77v
Armed
Auto
Fly
Land
Return
Pause
Values
Alt (Rel) (m)
4.9
Ground Speed (m/s)
2.0

**Drones shown in video are pre-market prototypes and not currently available on the market.*

Our next step? Onboarding customers in the Flightline Operations space into our sales pipeline. Starting 2023 we are implementing marketing campaigns for integrating and acquiring customers in this space. We're combining outreach, targeted placement, voice of customer research, and sales best practices to identify accelerated sales opportunities for quick market adoption.

WHY INVEST

## Invest In The Future Of Robotics, Today

**AvaWatz** believes in a world where robots collaborate like humans to help companies increase productivity and profits while increasing on site safety. Our unique solution serves an unmet demand in the market, has solution validation with $13M in the sales pipeline, and DoD contracts. Our team is building the future of growth today. Join our team as we **create connected 'Cobot' teams** to meet the world's demand today, using the next era of robotics.


Help us advance the frontier of mobile robotics
to open up a world of opportunities

AvaWatz 17b Disclosure

## ABOUT

| HEADQUARTERS | VALUATION | PREVIOUSLY CROWDFUNDED |
|---|---|---|
| **14681 Midway Rd, Ste 200 Addison, Texas 75001** | **$79M** | **$797k** |

AvaWatz uses decision intelligence to make robots collaborate. Our platform transforms robots into teams of 'cobots' that help companies get more done, faster, without compromising quality or safety. Our cobot solution helps companies track dangerous debris on airfields, accelerate manufacturing output, track land management in challenging terrain, support conservation tracking, and more. We currently serve target airfields, ground transit, and surveillance missions for private, government, and defense sectors with working prototypes used by the US Air Force and Army.

## TEAM



**Rajini Anachi**
**Founder, CEO, and President**

Rajini Anachi, Founder, CEO, and President of AvaWatz, is a serial entrepreneur and investor. She has successfully managed the development and go-to-market strategies of high-tech products and built successful businesses from ideation to M&A. Previously, Dr. Anachi founded mZeal/CyGlass, an AI-based cybersecurity company that was sold to Nominet, in 2020. Dr. Anachi has the business and technology experience to lead AvaWatz commercialization to bring new innovative and cost-effective cooperative robotic solutions to disrupt the flightline operations, transit asset maintenance, and surveillance markets worldwide. She is focused on bringing tremendous value to AvaWatz customers, employees, and investors.



**Bala Jana**
**Co-Founder, Vice President, Treasurer, and Secretary**

Bala Jana is the Co-Founder, Vice President, Treasurer, and Secretary at AvaWatz. Mr. Jana brings deep operational expertise in commercialization, product-market-fit, and production. He was an early team member leading product innovation at Navic Networks, acquired by Microsoft in 2008. He served as operational lead at Cartera Commerce, acquired by Rakuten Company in 2017. At Zipcar, he led the application group, acquired by AVIS BUDGET Group. Mr. Jana was a director and strategic advisor at mZeal/CyGlass (acquired by Nominet in 2020). Mr. Jana's primary occupation is with Texas Instruments. He works 10 hours per month for AvaWatz.



**Neal Wadhwani**
**Sales & Marketing Advisor**

Neal Wadhwani joined AvaWatz Board of Advisors in March 2022. Neal has been a Sales and Marketing professional for 25+ years, in Fortune 500 and public companies. He has had a "hands-on" approach to all facets of the Sales, Presales, and Marketing process. Over the course of his career, his focus has been Technology Sales, Presales, ITOps, Digital Marketing, and executive leadership experience with high-growth startups.



**J.R. May**

### Director of Business Development & Sales

J.R. May is the Director of Business Development and Sales at AvaWatz. He has 25+ years of experience in DoD and commercial sales. He leads direct sales to the defense agencies and commercial markets. He is coordinating partnerships for R&D, Autonomy Squad, and Surveillance. Mr. May led business development and sales at mZeal/Cyglass (acquired by Nominet in 2020). He has an extensive network of connections and team-building skills to scale sales and business relations for AvaWatz growth.



**Rishabh Iyer**

### AI Research Advisor

Prof. Rishabh Iyer joined AvaWatz Board of Advisors in 2022 and has been serving as AvaWatz Artificial Intelligence (AI) team R&D Coordinator. He is currently an Assistant Professor at the University of Texas, Dallas, where he leads the CARAML Lab and is a Visiting Assistant Professor at the Indian Institute of Technology, Bombay. Dr. Iyer specializes in compute efficient machine learning (ML) and advances in combinatorial optimization and information theory. He has received the best paper award at Neural Information Processing Systems (NeurIPS/NIPS, 2013), the International Conference of Machine Learning (ICML, 2013), and an Honorable Mention at CODS-COMAD in 2021. He has won several coveted awards and fellowships including, Adobe Data Science Research Award (2021), Microsoft Research Ph.D. Fellowship, Facebook Ph.D. Fellowship in 2014, and the Yang Award for Outstanding Graduate Student from the University of Washington in 2015.



**John McKendry**

### Product Development

John McKendry leads the AvaWatz product platform software development team. He is experienced in guiding engineers, data scientists, algorithms specialists to build modular product platform components and services that work with different sensors and robotic hardware. He has a strong background in real-time control systems, artificial intelligence for multi-sensor analysis, robotic network engineering and autonomous edge computing. John was instrumental in architecting key product components including the cognitive engine at mZeal /CyGlass (acquired by Nominet in 2020).

**Walter Rawle**

### Sensors, AI & Autonomous Systems SME

Dr. Walter Rawle is AvaWatz sensors, AI and unmanned systems subject matter expert (SME). He has commercial and military experience across a wide spectrum of domains including, multiple sensor physics, robotic hardware interfaces, advanced combinatorial machine learning, stochastic analysis, position-navigation-timing for GPS-denied. An alumnus of Ericsson, General Dynamics, General Electric, Ultra Electronics and United Technologies, Dr. Rawle brings a unique combination of commercial product development, in-depth analytical acumen and theoretical foundation, and strong leadership coupled with a common-sense hands-on engineering approach to complex problem solving. Dr. Rawle holds Professional and Academic Affiliations such as, University of S ME Engineering Advisory Board, U ME PhD Student Advisory Committee, Vice Chair IEEE USA Congressional Advisory Committee Aerospace and Transportation Policy, Member IEEE USA Congressional Policy Committee, Artificial Intelligence and Autonomous Systems, Member, HKN Honors Society, Member, Antennas and Propagation Technical Society, Member, Aerospace and Electronics Systems, Technical Society, Member, Industrial Applications Society.

# TERMS

Avawatz

## Overview

PRICE PER SHARE
**$4**

VALUATION
**$79M**

DEADLINE
**Invalid Date**

AMOUNT RAISED
**$0.00**

## Breakdown

MIN INVESTMENT
**$400.00**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,000,000.00**

ASSET TYPE
**COMMON**

MIN NUMBER OF SHARES OFFERED
**2,500**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**1,050,860**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Risks

| | | |
|---|---|---|
| **Company** | : | **AvaWatz Company** |
| **Corporate Address** | : | **14681 Midway Rd, Ste 200, Addison, Texas 75001** |
| **Offering Minimum** | : | **$10,000.00** |
| **Offering Maximum** | : | **$4,203,440.00** |
| **Minimum Investment Amount (per investor)** | : | **$400.00** |

**Terms**

| | | |
|---|---|---|
| **Offering Type** | : | **Equity** |
| **Security Name** | : | **Common Stock** |
| **Minimum Number of Shares Offered** | : | **2,500** |
| **Maximum Number of Shares Offered** | : | **1,050,860** |
| **Price per Share** | : | **$4.00** |

**Pre-Money Valuation : $79,001,212.00**

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives & Bonuses***

**Loyalty Bonus:** Previous investors of AvaWatz will receive additional 10% bonus shares.

**Time-Based:**

Friends and Family Super Early Birds

Invest within the first 2 weeks and receive 20% bonus shares.

Friends and Family Early Birds

Invest within the first 4 weeks and receive 18% bonus shares.

Ultra Early Bird Bonus

Invest within the first 6 weeks and receive 16% bonus shares.

Super Early Bird Bonus

Invest within the first 8 weeks and receive 14% bonus shares.

Platinum Bonus

Invest within the first 10 weeks and receive 12% bonus shares.

Gold Bonus

Invest within the first 12 weeks and receive 10% bonus shares.

**Amount-Based:**

$1,000+ | Tier 1

Receive 2% bonus shares.

$5,000+ | Tier 2

Receive 10% bonus shares.

$10,000+ | Tier 3

Receive 15% bonus shares.

$20,000+ | Tier 4

Receive 20% bonus shares + a call with the Founding Team.

$25,000+ | Tier 5

Receive 25% bonus shares + a call with Founding Team

$50,000+ | Tier 6

Receive 30% bonus shares + a call with Founding Team

**The 10% StartEngine Owners' Bonus**

AvaWatz Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one’s self, a friend or relative.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Robot conspiracy theory 101 - Robots are secretly learning human behavior so they can take over the world. And it's just that... a conspiracy theory.

Robots actually want to work with humans in harmony to increase efficiency and safety.

It’s estimated cooperative robots will constitute 34% of all robot sales by 2025.

Hi. My name is Rajini Anachi, and I’m the co-founder and CEO of AvaWatz. We’re creating a mobile team of intelligent, revolutionary air and ground collaborative robots made to make our lives better. Our cobots have been designed to perform tasks that are too difficult, dangerous, or time consuming for humans alone - like debris discovery and removal or ground transit asset inspection and disinfection.

Our innovative detect-decide-and act cooperative robots are already doing this for airport runways. Runways are littered with metal shards and tire fragments that can be catastrophic for planes if they aren’t removed.

Before Avawatz, a runway had to be shut down while workers on foot or in trucks scanned it for debris in all weather conditions. It wasn’t safe and left way too much room for human error.

Our trainable robots work in tandem with human operators to assure consistent, safe, and efficient clean up, every time, guaranteed.

Right now, our AI platform is fully prototyped and pilot-tested.

With two phases of prototypes released to the U.S. Air Force over the last two years, we have proved that we can perform the runway inspection and debris removal task more efficiently than human workers. We’ve even created surveillance versions that the Department of Homeland Security has contracted.

And with the global service robotics market valued at $12.6B in 2020 and projected to reach $41B by 2028, Accelerated by the COVID-19 pandemic, we’re seeing rapid adoption of advanced technologies such as autonomous mobile robots, artificial intelligence, and cloud computing - and our technology can play in each of these realms. Avawatz has made $2 million in revenue in just 2.5 years alone.

Our goal is to lead this charge with our advanced technology. AvaWatz is supported by a highly skilled team of data scientists and engineers who believe in this vision.

We believe that humankind can reach incredible heights if we fuse the strengths of humanity and intelligent collaborative technology. We feel positioned to lead that charge.

Join us, today. The future has arrived.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

FILED
In the Office of the
Secretary of State of Texas

FEB 13 2019

Corporations Section

**CERTIFICATE OF CONVERSION**
**FOR**
**AVAWATZ COMPANY**
**A Massachusetts General Partnership**
**(Converting Entity)**

In accordance with the governing provisions of the Texas Business Organization Code (the "Code"), AvaWatz Company (the "Converting Entity"), hereby adopts and authorizes for filing with the Texas Secretary of State, the following Certificate of Conversion.

1. The name of the Converting Entity is AvaWatz Company, a Massachusetts General Partnership.

2. The jurisdiction of formation of the Converting Entity is Massachusetts.

3. A signed plan of conversion will be on file after the conversion at the principal place of business of the general partnership, the converting entity. The address of the principal place of business the general partnership is: 134 Drumlin Hill Road, Bolton, MA 01740.

4. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is: 14681 Midway Road, Suite 200, Addison, Texas 750001.

5. A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

6. The name of the Converted Entity is AvaWatz Company, a Texas for-profit corporation.

7. The Converted Entity will be formed under the laws of the state of Texas. The certificate of formation is attached as an Exhibit to this Certificate of Conversion.

8. The Converted Entity will be responsible for the payment of all fees and franchise taxes of the Converting Entity and will be obligated to pay such fees and franchise taxes if the same are not timely paid.

9. Approval of the Plan of Conversion was duly authorized by all action required by the laws under which the Converting Entity was formed and by its constituent documents.

10. This document becomes effective upon filing.

The undersigned signs this document, as of the 10th day of February, 2019, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Rajini B. Anachi, Managing Partner of Converting Entity

**ATTACHMENT A**

**Certificate of Formation**

**CERTIFICATE OF FORMATION
OF
AVAWATZ COMPANY**

WHEREAS, the Corporation is being formed pursuant to a Plan to Conversion pursuant to which AvaWatz Company, a Massachusetts general partnership is being converted to a Texas for-profit corporation;

WHEREAS, AvaWatz Company was formed under the laws of the state of Massachusetts on July 19, 2018 with an address at 134 Drumlin Hill Road, Bolton, MA 01740;

NOW, THEREFORE, the undersigned, being a natural person of the age of eighteen (18) years or more, a citizen of the State of Texas, acting as organizer under the Texas Business Organizations Code (the "TBOC"), hereby adopts the following Certificate of Formation for such corporation:

**ARTICLE I.**

The name of the corporation is AvaWatz Company (the "Corporation")

**ARTICLE II.**

The period of its duration is perpetual.

**ARTICLE III.**

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the TBOC.

**ARTICLE IV.**

The total number of shares of capital stock that the Corporation will have the authority to issue is ten thousand (10,000) shares consisting of ten thousand (10,000) shares are Common Stock with a par value of $0.001 per share.

**ARTICLE V.**

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings).

**ARTICLE VI.**

No shareholder or other person shall have a preemptive right to acquire any treasury shares, presently authorized shares, or shares the Corporation may hereafter be authorized to issue. Shares of the Corporation may be issued and sold from time to time by direction of the Board of Directors to

such persons and upon such terms and conditions as the Board of Directors deems proper and advisable.

**ARTICLE VII.**

To the fullest extent permitted by the laws of the Slate of Texas, as such laws may now or hereafter exist, directors of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors.
Any repeal or amendment of this Article shall operate prospectively only and shall not adversely affect any limitation of liability which then exists as a result hereof.

**ARTICLE VIII.**

The shareholders of the Corporation hereby delegate to the Board of Directors power to adopt, alter, amend, or repeal the Bylaws of the Corporation. This power shall be vested exclusively in the Board of Directors and shall not be exercised by the shareholders.

**ARTICLE IX.**

Any action required by the TBOC to be taken at any annual meeting or special meeting of shareholders of the Corporation, or any action which may be taken at any annual meeting or special meeting of the shareholders of the Corporation, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares of the Corporation having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares of the Corporation entitled to vote on the action were present and voted.

**ARTICLE X.**

Directors shall be elected by plurality vote. Cumulative voting shall not be permitted.

**ARTICLE XI.**

No contract or other transaction between the Corporation and any other corporation shall be affected by the fact that one or more of the directors or officers of the Corporation is interested in or is a director or officer of such other corporation.

**ARTICLE XII.**

The address of the initial registered office of the Corporation is 14681 Midway Rd, Suite 200, Addison, TX 75001 and the name of its initial registered agent of the Corporation at such address is Rajini Anachi.

## ARTICLE XIII.

The names and addresses of the initial directors shall be as follows:

Rajini Anachi
14681 Midway Rd
Suite 200
Addison, TX 75001

Bala Jana
14681 Midway Rd
Suite 200
Addison, TX 75001

## ARTICLE XIV.

Any action required by the TBOC to be taken at an annual or special meeting of shareholders, or any action which may be taken at such a meeting, may be taken without a meeting, without prior notice and without a vote, if (i) a consent or consents in writing, setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, and (ii) such written consent or consents are otherwise in compliance with the provisions of the TBOC.

## ARTICLE XV

The name and address of the organizer of the Corporation is Tod V. Mongan, 4804 Cypress Point, Frisco, TX 75034-6824.

IN WITNESS WHEREOF, the undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument. I have hereunto set my hand this 13th day of February 2019.

Tod V. Mongan, Organizer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

# Office of the Secretary of State

## CERTIFICATE OF FILING
## OF

AvaWatz Company
803237669

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/11/2021

Effective: 11/11/2021

John B. Scott
Secretary of State

*Come visit us on the internet at https://www.sos.texas.gov/*
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Elizabeth "Annie" Denton TID: 10303 Document: 1093351230002

# CERTIFICATE OF AMENDMENT OF AVAWATZ COMPANY

This Certificate of Amendment amends the Amended and Restated Certificate of Formation of AvaWatz Company, a for-profit corporation originally incorporated in Texas on February 13, 2019 (the "Corporation"). The filing number issued to the Corporation by the secretary of state is 803237669. This Amendment has been duly adopted in accordance with Chapter 21, Subchapter I §21.052 and §21.054 of the Texas Business Organization Code (the "TBOC").

1. Article IV of the Amended and Restated Certificate of Formation is amended to increase the total number of shares of capital stock that the Corporation will have the authority to issue to fifty million (50,000,000) shares divided into two classes, of which thirty million (30,000,000) shares are Common Stock with a par value of $0.001 per share, and twenty million (20,000,000) shares are designated as Preferred Stock with a par value of $0.001 per share.

2. The Certificate of Amendment has been effected in conformity with the provisions of the TBOC and the constituent documents of the Corporation, and such Certificate of Amendment was duly adopted by the Corporation's shareholders effective as of November 8, 2021, by an action by unanimous written consent.

3. The number of shares of common stock of the Corporation outstanding was 10,000 and the number of such shares entitled to vote on the Certificate of Amendment was 10,000. As required by the TBOC §21.364, Holders of at least two-thirds of the shares of such stock voted to approve the adoption of the Certificate of Amendment their written consent.

4. Article IV is hereby amended as follows:

"ARTICLE IV.

The total number of shares of capital stock that the Corporation will have the authority to issue is fifty million (50,000,000) shares divided into two classes, of which thirty million (30,000,000) shares are Common Stock with a par value of $0.001 per share, and twenty million (20,000,000) shares are designated as Preferred Stock with a par value of $0.001 per share.

A. Preferred Stock. The board of directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such designations, preferences, limitations and relative rights, including voting rights, as may be stated and expressed in the resolution or resolutions adopted by the board of directors providing for

the issue of such series (a "Preferred Stock Designation") and as may be permitted by the TBOC. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), voting together as single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock will exclusively possess all voting rights and powers and the holders of the Common Stock will have one vote for each share of Common Stock held of record.

Upon the filing of this Amendment with the Office of the Secretary of State of Texas (the "Filing"), the Corporation hereby effects a 1,000-for-1 stock split of its issued and outstanding shares of Common Stock such that each share of Common Stock issued and outstanding immediately prior to the Filing shall be reconstituted and converted, automatically and without any further action on the part of the Corporation or the respective holders of such shares, into one thousand (1,000) shares of Common Stock authorized under this Article IV, and with similar proportionate adjustment with respect to any fractional share of Common Stock issued and outstanding immediately prior to the Filing."

5. The amendment to the certificate of incorporation has been approved in the manner required by the Texas Business Organizations Code and the entity's governing documents.

6. This amendment will become effective when the amendment is filed by the secretary of state.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the Corporation to execute the filing instrument.

Date: Nov 10, 2021

Rajini Anachi, President